Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET (LOSS) PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Net loss	$(94,822)	$(148,263)	$(87,091)	$(138,124)
Preferred Stock dividend requirements	(17,653)	(17,701)	(35,306)	(35,208)

Net loss attributable to common stockholders	$(112,475)	$(165,964)	$(122,397)	$(173,332)

Weighted average number of common shares outstanding	11,700,473	11,188,297	11,700,473	11,188,297

Net loss per common share	$(0.01)	$(0.02)	$(0.01)	$(0.02)

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